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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Corcept Therapeutics Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
218352102
(CUSIP Number)
August 17, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1 (b)

☑ Rule 13d-1 (c)

☐ Rule 13d-1 (d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS: Allen Andersson I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America United States of America (for each member of the group)

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,594,907 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

7,594,907 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,594,907 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.80%

12	TYPE OF REPORTING PERSON:

IN
(1) 7,094,907 shares directly owned by Paperboy Ventures, LLC, a Delaware limited liability company. 500,000 shares directly owned by Anderieck Holdings, LLC, a Delaware limited liability company. Mr. Andersson is the sole member of each limited liability company and may be deemed to have shared voting and dispositive power with respect to such shares.

Item 1(a). Name of Issuer:
Corcept Therapeutics Incorporated
Item 1(b). Address of Issuer’s Principal Executive Offices:
149 Commonwealth Drive, Menlo Park, CA 94025
Item 2(a). Name of Person Filing:
Allen Andersson
Item 2(b). Address of Principal Business Office or, if none, Residence:
1875 K Street, N.W., Suite 700, Washington, D.C. 20006
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
218352102
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 4. Ownership:
(a)	Amount Beneficially Owned: 7,594,907 (1)

(b)	Percent of Class: 19.80%

(c)	Number of shares as to which the person filing has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 7,594,907 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 7,594,907 (1)

(1)	7,094,907 shares directly owned by Paperboy Ventures, LLC, a Delaware limited liability company. 500,000 shares directly owned by Anderieck Holdings, LLC, a Delaware limited liability company. Mr. Andersson is the sole member of each limited liability company and may be deemed to have shared voting and dispositive power with respect to such shares.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
Item 8. Identification and Classification of Members of the Group: N/A
Item 9. Notice of Dissolution of Group: N/A
Item 10. Certifications: N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007	By:	/s/ Allen Andersson
Allen Andersson

Dated:	By: